                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934




                       Neutral Posture Ergonomics, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                 64125E 10 5
                   -----------------------------------------
                               (CUSIP Number)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 5 Pages

CUSIP No. 64125E 10 5          SCHEDULE 13G                  Page 2 of 5 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Rebecca E. Boenigk
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     887,310 (1)
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     887,310 (1)
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      887,310 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                 /X/

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      27.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


      IN
--------------------------------------------------------------------------------





(1) Does not include 818,690 shares of Common Stock owned by Rebecca E. Boenigk's mother, Jaye E. Congleton, as to which Mrs. Boenigk disclaims beneficial ownership.

                                                   Page    3    of    5    Pages
Item 1(a)        Name of Issuer:

                 Neutral Posture Ergonomics, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:

                 3904 N. Texas Avenue
                 Bryan, Texas 77803

Item 2(a)        Name of Person Filing:

                 Rebecca E. Boenigk

Item 2(b)        Address of Principal Business Office:

                 3904 N. Texas Avenue
                 Bryan, Texas 77803

Item 2(c)        Citizenship:

                 United States

Item 2(d)        Title of Class of Securities:

                 Common Stock, par value $0.01 per share

Item 2(e)        CUSIP Number:

                 64125E 10 5

Item 3           Status of Person Filing:

                 Not applicable

Item 4           Ownership:

                 (a)      Amount Beneficially Owned:  887,310 shares of Common
                          Stock (1)

                 (b)      Percent of Class:  27.6%

-------------------------

(1) Does not include 818,690 shares of Common Stock owned by Rebecca E. Boenigk's mother, Jaye E. Congleton, as to which Mrs. Boenigk disclaims beneficial ownership.

                                                   Page    4    of    5    Pages

         (c)     Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: 887,310 shares of Common Stock (1)

                 (ii)     shared power to vote or to direct the vote:  0

                 (iii) sole power to dispose or to direct the disposition of: 887,310 shares of Common Stock (1)

                 (iv)     shared power to dispose or to direct the disposition
                          of:  0

Item 5   Ownership of 5% or Less of a Class:

         Not applicable

Item 6   Ownership of More than 5% on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By The Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certification:

         Not applicable

-------------------------

(1) Does not include 818,690 shares of Common Stock owned by Rebecca E. Boenigk's mother, Jaye E. Congleton, as to which Mrs. Boenigk disclaims beneficial ownership.

                                                   Page    5    of    5    Pages


                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        2/10/98
------------------------------
Date


                                               /s/ Rebecca E. Boenigk
                                              --------------------------------
                                              Rebecca E. Boenigk